UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2008

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

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C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

EXCHANGES

TSX: DII.B, DII.A

CONTACT:

MaisonBrison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ACQUIRES CANNONDALE BICYCLE CORPORATION

Two distinct bicycle divisions to be created

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High performance bicycles known worldwide

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Transaction reinforces Dorel’s focus on core businesses

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Purchase is immediately accretive to earnings

Montreal, February 4, 2008---Dorel Industries Ltd. (TSX: DII.A, DII.B;) today announced it has acquired the Cannondale Bicycle Corporation, a leading designer, developer and manufacturer of high-end bicycles. Headquartered in Bethel, Connecticut, Cannondale has facilities in Bedford, Pennsylvania as well as offices in Canada, Switzerland, Holland, Japan, and Australia. Widely regarded as the bike industry's leading innovator, Cannondale’s handcrafted bicycles have won numerous design awards and are sold in over 70 countries.  The purchase also includes Sugoi Performance Apparel.  Sugoi products are used worldwide by runners, cyclists, triathletes and fitness enthusiasts who demand the best apparel available.

The total value of the all-cash transaction will be US$190 to US$200 million, subject to Cannondale’s earnings results for the year ending June 30, 2008. The transaction, which will be immediately accretive to Dorel’s earnings, is being financed through debt. Cannondale and Sugoi are being purchased from an affiliate of Pegasus Capital Advisors, which acquired the company in 2003.  2007 sales for Cannondale and Sugoi were approximately $200 million.

A clear strategy for the IBD category

Dorel President and CEO, Martin Schwartz stated that in light of the acquisition the Company’s Recreational/Leisure segment is being split into two distinct operating divisions. A new Dorel Independent Bicycle Dealers (IBD) division, the Cannondale Sports Group, is being created and will focus exclusively on this category with premium-oriented brands.  Backed by Dorel’s extensive resources, the Cannondale Sports Group will build on Cannondale’s strengths to grow significantly within the IBD channel.  “Our intention is to build a world-class company that dealers will want to buy from,” said Mr. Schwartz.

Pacific Cycle will become a stand-alone division with an exclusive focus on mass merchant customers.

“The Cannondale purchase is consistent with Dorel’s plan to concentrate on its core businesses. Since buying Pacific Cycle in 2004 we have learned a great deal about the bicycle industry and have found it to be a true value driver for Dorel. We are committed to pursuing this sector, and this important transaction will position us globally in a most material way. Dorel recognizes the importance and potential of the Independent Bicycle Dealer channel and is purchasing Cannondale as the first step to become the world’s number one IBD player. Cannondale will be the crown jewel of this new Dorel division, which will seek additional such growth opportunities.”

Note: Please refer to the separate release issued today “Dorel Creates Two Distinct Bicycle Divisions Following Cannondale Acquisition”.

“We’re excited about the future for Cannondale and our retailers. Cannondale’s goal is to be the number one supplier to the IBD channel. Dorel’s vast resources and experience provide us with long term stability and the ability to accelerate our goals for growth with our retailers,” stated Matt Mannelly, President and CEO of Cannondale.

A history of innovation, a record of wins

Cannondale has come a long way since its establishment in 1971, when it introduced the cycling industry's first bicycle trailer. The company grew quickly, adding cycling apparel and accessory lines while earning a strong reputation for innovation and quality. Cannondale raised the cycling world's eyebrows by equipping its bicycles with handcrafted aluminum frames that were both lighter and more flex-resistant than the steel models that dominated the industry at the time.

Many of the ideas that keep Cannondale products on the cutting edge come from the sponsored athletes on the Company's professional racing teams. Cannondale has an outstanding heritage in competitive cycling and has consistently been on the leading edge of sports marketing.  Cannondale bikes have been powered to multiple stage wins in the Tour De France and have won 4 overall Giro d’Italia titles alongside countless World Cup Wins and World Championship titles off road. Today Cannondale continues to push the envelope in bicycle innovation and material expertise and is the bike of choice for the Liquigas Pro Cycling Team, Cannondale Vredestein professional mountain bike team, along with mountain bike legend Tinker Juarez and a host of other world-class professional cyclists and triathletes.

Mr. Schwartz stated that Dorel’s Recreational/Leisure segment has an enormous opportunity to capitalize on the changing mindsets and trends around the world. “Increasingly, people are actively engaged in seeking healthier lifestyles; are concerned about the environment, and want to do something about it; and desire sustainability at all levels. We sincerely believe our products can help meet these objectives.  This transaction underlines our plan to further unlock value within the Company, concentrating on the Recreational/Leisure and Juvenile segments which provide the greatest potential.”

Conference Call

Dorel Industries Inc. will hold a conference call to discuss the Cannondale acquisition today at 10:30 A.M. Eastern Time. Interested parties can join the call by dialling 1-800-732-9307. The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the pass - code 21261172# on your phone. This tape recording will be available on Monday, February 4, 2008 as of 12:30 P.M. until 11:59 P.M. on Monday, February 11, 2008.

Media

Media interested in interviewing Dorel senior management today should contact Rick Leckner at 514-731-0000.  Photo opportunities will also be available.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Recreational/Leisure and Home Furnishings segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster; and Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of In Good Care (IGC), a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Cannondale profile

Founded in 1971, Cannondale is a global designer, developer and manufacturer of high performance bicycles apparel and accessories. With a strong reputation for continuous innovation and quality the company is headquartered in Bethel, Connecticut, USA with offices in Canada, Holland, Japan, Switzerland, Australia, and a manufacturing facility in Bedford, Pennsylvania.

About Pegasus Capital Advisors

Pegasus Capital Advisors, L.P. is a private equity fund manager that provides creative capital solutions to middle market companies across a wide variety of industries. Established in 1995, Pegasus manages over $1.8 billion in assets through several private equity funds and has made close to 70 investments since its inception.  It is currently pursuing initiatives in several key sectors, including renewable and conventional energy, all-natural human and pet foods, alternative building materials, LED lighting, homeland security, niche consumer products and business services, as well as investments associated with sustainable business solutions for companies in other industries.  The firm employs over 50 investment and advisory professionals working out of main offices in Cos Cob, CT and New York City.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

February 4, 2008